Exhibit 99.1

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

NINE MONTH PERIOD ENDED

SEPTEMBER 30, 2023

Versus Systems Inc.

Condensed Interim Consolidated Statements of Financial Position

(Expressed in US Dollars)

(Unaudited – prepared by management)

	September 30, 2023	December 31, 2022
	($)	($)
ASSETS
Current assets
Cash	2,168,798	1,178,846
Receivables, net of allowance (Note 5)	29,286	60,749
Deferred financing costs (Note 3)	154,244	-
Prepaids	224,198	223,226
Total current assets	2,576,526	1,462,821

Restricted deposit (Note 6)	8,516	8,489
Deposits	-	100,000
Property and equipment, net (Note 7)	14,960	172,841
Intangible assets (Note 10)	5,094,235	7,058,366
Total Assets	7,694,237	8,802,517

LIABILITIES AND EQUITY
Current liabilities
Accounts payable and accrued liabilities (Note 11, Note 12 and Note 14)	263,561	522,012
Deferred revenue	33,474	69,273
Notes payable - Related Party (Note 12)	1,791,540	2,604,713
Lease liability (Note 19)	-	128,560
Total current liabilities	2,088,575	3,324,558

Non-current liabilities
Lease liability (Note 19)	-	-
Notes payable - Related Party (Note 12)	-	-
Total liabilities	2,088,575	3,324,558

Equity (Deficit)
Share capital (Note 13)
Common shares	128,823,181	122,353,525
Class “A” shares	28,247	28,247
Reserves (Note 13)	13,352,450	14,506,758
Cumulative Translation Adjustment	178,353	154,970
Deficit	(129,775,894)	(125,182,412)
	12,606,337	11,861,088
Non-controlling interest (Note 8)	(7,000,675)	(6,383,129)
	5,605,662	5,477,959
Total Liabilities and Equity	7,694,237	8,802,517
Nature of operations (Note 1)
Commitments (Note 19)
Subsequent events (Note 20)

These unaudited condensed interim consolidated financial statements were authorized for issue by the Board of Directors on November 14, 2023. They are signed on behalf of the Board of Directors by:

“Matthew Pierce”	“Brian Tingle”
Director	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Versus Systems Inc.

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

(Expressed in US Dollars)

(Unaudited – prepared by management)

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
	($)	($)	($)	($)
REVENUES
Revenues	22,950	316,819	236,953	891,236

EXPENSES
Amortization (Note 7)	22,492	74,870	135,883	215,234
Amortization of intangible assets (Note 10)	611,186	629,108	1,983,137	1,896,787
Consulting fees (Note 3)	167,862	262,966	521,925	598,087
Foreign exchange (gain) loss	(29,219)	(28,328)	51,729	(75,100)
Office and miscellaneous expenses	172,528	292,753	516,530	711,968
Interest expense	16,615	29,155	61,528	96,205
Professional fees (Note 14)	97,712	168,686	414,799	836,327
Salaries and wages (Note 14)	719,481	1,528,149	2,715,260	4,586,199
Sales and marketing	42,715	24,234	122,690	102,489
Software delivery costs	127,258	261,739	432,913	863,744
Share-based compensation (Note 13)	1,909	371,266	(1,154,308)	1,255,588
Total operating loss	(1,927,589)	(3,297,779)	(5,565,133)	(10,196,292)

Finance expense (Note 12)	-	(16,183)	-	(60,280)
Change in fair value of warrant liability (Note 3)	-	6	-	361,055
Employee Retention Credit	354,105	-	354,105	-
Other expense	-	(196,118)	-	(196,118)
Net loss	(1,573,484)	(3,510,074)	(5,211,028)	(10,091,635)

Other comprehensive loss:
Foreign currency translation (gain) loss	4,814	(107,276)	(23,383)	(156,600)
Loss and comprehensive loss	(1,578,298)	(3,402,798)	(5,187,645)	(9,935,035)

Total other comprehensive loss attributable to:
Shareholders	4,814	(107,276)	(23,383)	(156,600)
Non-controlling interest	-	-	-	-
	4,814	(107,276)	(23,383)	(156,600)
Total comprehensive loss attributable to:
Shareholders	(1,362,340)	(2,974,733)	(4,570,099)	(8,248,044)
Non-controlling interest	(215,958)	(428,065)	(617,546)	(1,686,991)
	(1,578,298)	(3,402,798)	(5,187,645)	(9,935,035)
Basic and diluted loss per common share attributable to Versus Systems Inc.	(0.13)	(1.79)	(0.46)	(5.87)

Weighted average common shares outstanding	10,714,171	1,598,527	9,900,112	1,377,432

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Versus Systems Inc.

Condensed Interim Consolidated Statements of Changes in Equity (Deficit)

(Expressed in US Dollars)

(Unaudited – prepared by management)

	Number of common shares	Number of Class “A” Shares	Common Shares	Commitment to issue shares	Class “A” Shares	Reserves	Currency Translation Adjustment	Deficit	Equity	Non-controlling Interest	Total Equity (Deficit)
			($)	($)	($)	($)	($)	($)	($)	($)	($)
Balance at December 31, 2021	1,036,951	338	110,226,715	2,703,326	28,247	10,661,294	-	(100,995,334)	22,624,249	(8,621,581)	14,002,668
Shares issued in public offering	607,374	-	10,032,360	-	-	-	-	-	10,032,360	-	10,032,360
Shares issued in acquisition	4,196	-	419,783	(2,703,326)	-	2,283,543	-	-	-	-	-
Share issuance costs	-	-	(1,214,202)	-	-	-	-	-	(1,214,202)	-	(1,214,202)
Holdco shares exchanged for common shares	11,441	-	186,294	-	-	-	-	(4,562,630)	(4,376,337)	4,376,337	-
Stock-based compensation	-	-	-	-	-	1,255,588	-	-	1,255,588	-	1,255,588
Cumulative translation adjustment	-	-	-	-	-	-	156,600	-	156,600		156,600
Loss and comprehensive loss	-	-	-	-	-	-	-	(8,404,644)	(8,404,644)	(1,686,991)	(10,091,635)
Balance at September 30, 2022	1,659,962	338	119,650,950	-	28,247	14,200,425	156,600	(113,962,608)	20,073,614	(5,932,235)	14,141,379
Shares issued in public offering	2,099,917	-	2,100,000	-	-	-	-	-	2,100,000	-	2,100,000
Shares issued in private placement	412,292	-	1,119,373	-	-	-	-	-	1,119,373	-	1,119,373
Shares issued in acquisition	-	-	5,662	-	-	(5,662)	-	-	-	-	-
Share issuance costs	-	-	(522,460)	-	-	-	-	-	(522,460)	-	(522,460)
Stock-based compensation	-	-	-	-	-	311,995	-	-	311,995	-	311,995
Cumulative translation adjustment	-	-	-	-	-	-	(1,630)	-	(1,630)	-	(1,630)
Loss and comprehensive loss	-	-	-	-	-	-	-	(11,219,803)	(11,219,803)	(450,894)	(11,670,697)
Balance at December 31, 2022	4,172,171	338	122,353,525	-	28,247	14,506,758	154,970	(125,182,412)	11,861,088	(6,383,129)	5,477,959
Exercise of warrants	4,042,000	-	4,446,200	-	-	-	-	-	4,446,200	-	4,446,200
Shares issued in public offering	2,500,000	-	2,250,000	-	-	-	-	-	2,250,000	-	2,250,000
Share issuance costs	-	-	(226,544)	-	-	-	-	-	(226,544)	-	(226,544)
Stock-based compensation	-	-	-	-	-	(1,154,308)	-	-	(1,154,308)	-	(1,154,308)
Cumulative translation adjustment	-	-	-	-	-	-	28,383	-	28,383	-	28,383
Loss and comprehensive loss	-	-	-	-	-	-	-	(4,593,482)	(4,593,482)	(617,546)	(5,211,028)
Balance at September 30, 2023	10,714,171	338	128,823,181	-	28,247	13,352,450	178,353	(129,775,894)	12,606,337	(7,000,675)	5,605,662

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Versus Systems Inc.

Condensed Interim Consolidated Statements of Cash Flows

(Expressed in US Dollars)

(Unaudited – prepared by management)

	Nine Months Ended September 30, 2023	Nine Months Ended September 30, 2022
	($)	($)
CASH PROVIDED BY (USED IN)

OPERATING ACTIVITIES
Loss for the period	(5,211,028)	(10,091,635)
Proceeds from office security deposit	100,000	-
Items not affecting cash:
Amortization (Note 7)	135,883	215,234
Amortization of intangible assets (Note 10)	1,983,137	1,896,787
Finance expense	-	60,280
Loss on sale of equipment	51,770	-
Accrued interest	2,582	17,456
Effect of foreign exchange	(3,196)	3,180
Change in fair value of warrant liability	-	(361,055)
Share-based compensation	(1,154,308)	1,255,588

Changes in non-cash working capital items:
Receivables	31,463	37,560
Prepaids	(972)	85,496
Deferred revenue	(35,799)	(85,969)
Accounts payable and accrued liabilities	(258,451)	(103,796)
Cash used in operating activities	(4,358,920)	(7,070,874)

FINANCING ACTIVITIES
Repayment of notes payable – related party	(821,292)	(64,550)
Proceeds from warrant exercises	4,446,200	-
Proceeds from share issuances	2,250,000	10,032,360
Payments for lease liabilities	(131,142)	(194,397)
Payments of share issuance costs	(380,788)	(1,214,201)
Cash provided by financing activities	5,362,978	8,559,212

INVESTING ACTIVITIES
Purchase of equipment	-	(40,211)
Proceeds from sale of equipment	4,899	-
Development of intangible assets	(19,005)	(2,096,982)
Cash used in investing activities	(14,106)	(2,137,193)

Change in cash during the period	989,952	(648,855)
Cash - Beginning of period	1,178,846	1,678,156
Cash - End of period	2,168,798	1,029,301
Supplemental Cash Flow Information (Note 18)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

VERSUS SYSTEMS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2023 (Expressed in United States dollars) (Unaudited)

1.	NATURE OF OPERATIONS

Versus Systems Inc. (the “Company”) was continued under the Business Corporations Act (British Columbia) effective January 2, 2007. The Company’s head office and registered and records office is 1558 West Hastings Street, Vancouver, BC, V6C 3J4, Canada. The Company’s common stock is traded on the NASDAQ under the symbol “VS”. The Company’s Unit A warrants are traded on NASDAQ under “VSSYW”. On November 9, 2022, the Company completed a one-for-15 reverse stock split of the Company’s common shares. All share and per share data are presented to reflect the reverse share split on a retroactive basis.

The Company is engaged in the technology sector and has developed a proprietary prizing and promotions tool allowing game developers and creators of live events, games, apps, and other content to offer real world prizes inside their content. The ability to win prizes drives increased levels of consumer engagement creating an attractive platform for advertisers.

In June 2021, the Company completed its acquisition of multimedia, production, and interactive gaming company Xcite Interactive, a provider of online audience engagement through its owned and operated XEO technology platform. The company partners with multiple professional sports franchises across Major League Baseball (MLB), National Hockey League (NHL), National Basketball Association (NBA) and the National Football League (NFL) as well as the Olympics, World Cup, and other global sporting events to drive in-stadium audience engagement as well as a software licensing business to drive audience engagement.

These condensed interim consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future. As of September 30, 2023, the Company has not achieved positive cash flow from operations and is not able to finance day to day activities through operations and as such, there is substantial doubt as to the Company’s ability to continue as a going concern. The Company’s continuation as a going concern is dependent upon its ability to attain profitable operations and generate funds therefrom and/or raise equity capital or borrowings sufficient to meet current and future obligations. These condensed interim consolidated financial statements do not include any adjustments as to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. These adjustments could be material.

2.	BASIS OF PRESENTATION

Statement of compliance

These condensed interim consolidated financial statements, including comparatives, have been prepared in accordance with International Audit Standards (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) and the interpretations of the IFRS Interpretations committee. They do not include all disclosures required by International Financial Reporting Standards (IFRS) for annual financial statements, and therefore should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2022, prepared in accordance with IFRS as issued by the IASB.

These condensed interim consolidated financial statements were authorized for issue by the Board of Directors on November 14, 2023.

Basis of measurement

These condensed interim consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as financial instruments at fair value. In addition, these condensed interim consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

VERSUS SYSTEMS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2023 (Expressed in United States dollars) (Unaudited)

2.	BASIS OF PRESENTATION (continued)

Functional and presentation currency

These condensed interim consolidated financial statements are presented in United States dollars, unless otherwise noted, which is the functional currency of the Company and its subsidiaries.

Basis of consolidation

These condensed interim consolidated financial statements include the accounts of Versus Systems Inc. and its subsidiaries, from the date control was acquired. Control exists when the Company possesses power over an investee, has exposure to variable returns from the investee and has the ability to use its power over the investee to affect its returns. All inter-company balances and transactions, and any unrealized income and expenses arising from inter-company transactions, are eliminated on consolidation. For partially owned subsidiaries, the interest attributable to non-controlling shareholders is reflected in non-controlling interest. Adjustments to non-controlling interest are accounted for as transactions with owners and adjustments that do not involve the loss of control are based on a proportionate amount of the net assets of the subsidiary.

Name of Subsidiary	Place of Incorporation	Proportion of Ownership Interest	Principal Activity

Versus Systems (Holdco) Inc.	United States of America	81.9%	Holding Company
Versus Systems UK, Ltd.	United Kingdom	81.9%	Sales Company
Versus LLC	United States of America	81.9%	Technology Company
Xcite Interactive, Inc.	United States of America	100.0%	Technology Company

Significant Accounting Judgments, Estimates and Assumptions

The preparation of these condensed interim consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the condensed interim consolidated financial statements. Estimates and assumptions are continually evaluated and are based on historical experience and management’s assessment of current events and other facts and circumstances that are considered to be relevant. Actual results could differ from these estimates.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i) Deferred income taxes

Deferred tax assets, including those arising from un-utilized tax losses, require management to assess the likelihood that the Company will generate sufficient taxable earnings in future periods in order to utilize recognized deferred tax assets. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the reporting date could be impacted.

VERSUS SYSTEMS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2023 (Expressed in United States dollars) (Unaudited)

2.	BASIS OF PRESENTATION (continued)

ii) Economic recoverability and probability of future economic benefits of intangible assets

Management has determined that intangible asset costs which were capitalized may have future economic benefits and may be economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including anticipated cash flows and estimated economic life.

iii) Valuation of share-based compensation

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based compensation. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate, and forfeiture rate. Input assumptions changes can materially affect the fair value estimate and the Company’s earnings and equity reserves.

iv) Depreciation and Amortization

The Company’s intangible assets and equipment are depreciated and amortized on a straight-line basis, taking into account the estimated useful lives of the assets and residual values. Changes to these estimates may affect the carrying value of these assets, net loss, and comprehensive income (loss) in future periods.

v) Determination of functional currency

The functional currency of the Company and its subsidiaries is the currency of the primary economic environment in which each entity operates. Determination of the functional currency may involve certain judgments to determine the primary economic environment. The functional currency may change if there is a change in events and conditions which determines the primary economic environment.

vi) Revenue Recognition

The Company’s contracts with customers may include promises to transfer multiple products and services. For these contracts, the Company accounts for individual performance obligations separately if they are capable of being distinct and distinct within the context of the contract. Determining whether products and services are considered distinct performance obligations may require significant judgment. Judgment is also required to determine the stand-alone selling price, for each distinct performance obligation.

vii) Subsequent Valuation of Intangibles Assets and Goodwill

The Company used three generally accepted principles to calculate the fair value of acquired intangible assets and goodwill from the Xcite acquisition: the income approach, the market approach, and the cost approach. The calculated fair value of each acquired asset is used in the Company’s annual impairment testing. Impairment loss is the amount by which the carrying amount of an asset or cash-generating unit (CGU) exceeds its recoverable amount. Recoverable amount is the higher of an asset’s fair value less costs of disposal and its value in use. Value in use is the present value of the future cash flows expected to be derived from the asset or CGU.

3.	SIGNIFICANT ACCOUNTING POLICIES

Basic and diluted loss per share

Basic earnings (loss) per share is computed by dividing net earnings (loss) available to common shareholders by the weighted average number of shares outstanding during the reporting periods. Diluted earnings (loss) per share is computed similar to basic earnings (loss) per share except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that the proceeds from such exercises were used to acquire common stock at the average market price during the reporting periods. Potentially dilutive options and warrants excluded from diluted loss per share as of September 30, 2023 totalled 1,881,669 (December 31, 2022 – 7,081,173).

VERSUS SYSTEMS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2023 (Expressed in United States dollars) (Unaudited)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and equipment

Property and equipment is recorded at cost less accumulated amortization and any impairments. Amortization is calculated based on the estimated residual value and estimated economic life of the specific assets using the straight-line method over the period indicated below:

Asset	Rate
Computers	Straight line, 3 years
Right of use assets	Shorter of useful life or lease term

Financial instruments

Classification

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (FVTPL), at fair value through other comprehensive income (loss) (FVTOCI), or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or the Company has opted to measure them at FVTPL.

Measurement

The following table shows the classification of financial instruments:

Financial assets/liabilities	Classification IFRS 9
Cash	FVTPL
Receivables	Amortized cost
Restricted deposit	Amortized cost
Deposit	Amortized cost
Accounts payable and accrued liabilities	Amortized cost
Notes payable	Amortized cost

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in profit or loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in profit or loss in the period in which they arise.

VERSUS SYSTEMS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2023 (Expressed in United States dollars) (Unaudited)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of financial assets at amortized cost

An ‘expected credit loss’ impairment model applies which requires a loss allowance to be recognized based on expected credit losses. The estimated present value of future cash flows associated with the asset is determined and an impairment loss is recognized for the difference between this amount and the carrying amount as follows: the carrying amount of the asset is reduced to estimated present value of the future cash flows associated with the asset, discounted at the financial asset’s original effective interest rate, either directly or through the use of an allowance account and the resulting loss is recognized in profit or loss for the period.

In a subsequent period, if the amount of the impairment loss related to financial assets measured at amortized cost decreases, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Intangible assets excluding goodwill

Derecognition of financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in profit or loss.

As at September 30, 2023, the Company does not have any derivative financial assets and liabilities.

Intangible assets acquired separately are carried at cost at the time of initial recognition. Intangible assets acquired in a business combination and recognized separately from goodwill are initially recognized at their fair value at the acquisition date. Expenditure on research activities is recognized as an expense in the period in which it is incurred.

Intangibles with a finite useful life are amortized and those with an indefinite useful life are not amortized. The useful life is the best estimate of the period over which the asset is expected to contribute directly or indirectly to the future cash flows of the Company. The useful life is based on the duration of the expected use of the asset by the Company and the legal, regulatory or contractual provisions that constrain the useful life and future cash flows of the asset, including regulatory acceptance and approval, obsolescence, demand, competition and other economic factors. If an income approach is used to measure the fair value of an intangible asset, the Company considers the period of expected cash flows used to measure the fair value of the intangible asset, adjusted as appropriate for Company-specific factors discussed above, to determine the useful life for amortization purposes. If no regulatory, contractual, competitive, economic or other factors limit the useful life of the intangible to the Company, the useful life is considered indefinite.

Intangibles with a finite useful life are amortized on the straight-line method unless the pattern in which the economic benefits of the intangible asset are consumed or used up are reliably determinable. The Company evaluates the remaining useful life of intangible assets each reporting period to determine whether any revision to the remaining useful life is required. If the remaining useful life is changed, the remaining carrying amount of the intangible asset will be amortized prospectively over the revised remaining useful life. The Company’s intangible asset is amortized on a straight-line basis over 3 years. In the year development costs are incurred, amortization is based on a half year.

VERSUS SYSTEMS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2023 (Expressed in United States dollars) (Unaudited)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Goodwill

The Company allocates goodwill arising from business combinations to each cash generating unit (CGU) or group of CGUs that are expected to receive the benefits from the business combination. The carrying amount of the CGU or group of CGUs to which goodwill has been allocated is tested annually for impairment or when there is an indication that the goodwill may be impaired. Any impairment is recognized as an expense immediately. Should there be a recovery in the value of a CGU, any impairment of goodwill previously recorded is not subsequently reversed.

Deferred financing costs

Deferred financing costs consist primarily of direct incremental costs related to the Company’s public offering of its common stock. Upon completion of the Company’s financing any deferred costs are offset against the proceeds. The Company incurred $0 during the year ended December 31, 2022, and $154,244 during the period ended September 30, 2023.

Impairment of intangible assets excluding goodwill

An internally-generated intangible asset arising from development (or from the development phase of an internal project) is recognized if, and only if, all of the following have been demonstrated:

(a)	the technical feasibility of completing the intangible asset so that it will be available for use or sale;

(b)	the intention to complete the intangible asset and use or sell it;

(c)	the ability to use or sell the intangible asset;

(d)	how the intangible asset will generate probable future economic benefits;

(e)	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

(f)	the ability to measure reliably the expenditure attributable to the intangible asset during its development.

The amount initially recognized for internally-generated intangible assets is the sum of the costs incurred from the date when the intangible assets first meet the recognition criteria listed above. If no future economic benefit is expected before the end of the life of assets, the residual book value is expensed. Subsequent to initial recognition, internally-generated intangible assets are reported at cost. Where no internally-generated intangible asset can be recognized, development costs are recognized as an expense in the period in which it is incurred.

At the end of each reporting period, the Company reviews the carrying amounts of its intangible assets to determine whether there is any indication that those assets have suffered impairment losses. If any such indication exists, the recoverable amount of the cash-generating unit (CGU) to which the asset belongs is estimated in order to determine the extent of the impairment losses (if any).

Where a reasonable and consistent basis of allocation can be identified, corporate assets (assets other than goodwill that contribute to the future cash flows of both the CGU under review and other CGUs) are also allocated to individual CGUs, or otherwise they are allocated to the smallest group of CGUs for which a reasonable and consistent allocation basis can be identified.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

VERSUS SYSTEMS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2023 (Expressed in United States dollars) (Unaudited)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

If the recoverable amount of an asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or CGU) is reduced to its recoverable amount.

Where impairment losses subsequently reverse, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable amount, such that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment losses been recognized for the asset (or CGU) in prior years. A reversal of impairment losses is recognized immediately in profit or loss.

Income taxes

Tax expense recognized in profit or loss comprises the sum of current tax and deferred tax not recognized in other comprehensive income or directly in equity.

Current income tax

Current income tax assets and/or liabilities comprise those claims from, or obligations to, fiscal authorities relating to the current or prior reporting periods that are unpaid at the reporting date. Current tax is payable on taxable profit, which differs from profit or loss in the condensed interim consolidated financial statements. Calculation of current tax is based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax

Deferred income taxes are calculated based on temporary differences between the carrying amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are calculated, without discounting, at tax rates that are expected to apply to their respective period of realization, provided they are enacted or substantively enacted by the end of the reporting period.

Deferred tax assets are recognized to the extent that it is probable that they will be able to be utilized against future taxable income. Deferred tax assets and liabilities are offset only when the Company has a right and intention to offset current tax assets and liabilities from the same taxation authority.

Changes in deferred tax assets or liabilities are recognized as a component of tax income or expense in profit or loss, except where they relate to items that are recognized in other comprehensive income or directly in equity, in which case the related deferred tax is also recognized in other comprehensive income or equity, respectively.

Leases

Leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Company. Assets and liabilities arising from a lease are initially measured on a present value basis.

Right-of-use assets are measured at cost comprising the following:

- the amount of the initial measurement of lease liability;

- any lease payments made at or before the commencement date less any lease incentives received

VERSUS SYSTEMS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2023 (Expressed in United States dollars) (Unaudited)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

- any initial direct costs; and

- restoration costs.

The Company assesses whether a contract is or contains a lease, at inception of a contract. The Company recognizes a right-of-use asset and a corresponding lease liability with respect to all lease agreements in which it is the lessee. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Company uses its incremental borrowing rate.

As of September 30, 2023, the Company operates using a fully remote workforce and does not have any long-term lease agreements for office space or other long-term assets. As such, there are no lease liabilities or right-of-use assets recognized.

Lease liability

The lease liability is subsequently measured by increasing its carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect lease payments made. The right-of-use asset is depreciated over the shorter of the lease term and the useful life of the underlying asset. The Company applies IAS 36, Impairment of Assets, to determine whether the asset is impaired and account for any identified impairment loss. As a practical expedient, IFRS 16 permits a lease not to separate non-lease components, and instead account for any lease and associated non-lease components as a single arrangement. The Company has not used this practical expedient, and accordingly allocates the consideration in the contract to lease and non-lease components based on the stand-alone price of the lease component and aggregate stand-alone price of the non-lease components.

Variable rents that do not depend on an index or rate are not included in the measurement of the lease liability and the right-of-use asset. The related payments are recognized as an expense in the period in which the event or condition that triggers those payments occurs and are presented as such in the statements of income and comprehensive income.

Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Government grants

Government grants are recognized when there is reasonable assurance that the Company will comply with any conditions attached to the grant and the grant will be received. Government grants are recognized in profit or loss to offset the corresponding expenses on a systematic basis over the periods in which the Company recognizes expenses for the related costs for which the grants are intended to compensate, which in the case of grants related to assets requires setting up the grant as deferred income or deducting it from the carrying amount of the asset.

Non-controlling interest

Non-controlling interest in the Company’s less than wholly owned subsidiary is classified as a separate component of equity. On initial recognition, non-controlling interest is measured at the fair value of the non-controlling entity’s contribution into the related subsidiary. Subsequent to the original transaction date, adjustments are made to the carrying amount of non-controlling interest for the non-controlling interest’s share of changes to the subsidiary’s equity.

VERSUS SYSTEMS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2023 (Expressed in United States dollars) (Unaudited)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are recorded as equity transactions. The carrying amount of non-controlling interest is adjusted to reflect the change in the non-controlling interest’s relative interest in the subsidiary, and the difference between the adjustment to the carrying amount of non-controlling interests and the Company’s share of proceeds received and/or consideration paid is recognized directly in equity and attributed to owners of the Company.

Valuation of equity units issued in private placements

The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the most easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component.

The fair value of the common shares issued in private placements is determined to be the more easily measurable component and are valued at their fair value. The balance, if any, is allocated to the attached warrants. Any fair value attributed to the warrants is recorded as warrant reserve. If the warrants are exercised, the related amount is reclassified as share capital. If the warrants expire unexercised, the related amount remains in the warrant reserve.

Warrants issued in equity financing transactions

The Company engages in equity financing transactions to obtain funds necessary to continue operations. These equity financing transactions may involve issuance of common shares or units. Each unit comprises a certain number of shares and a certain number of warrants. Depending on the terms and conditions of each equity financing transaction, the warrants are exercisable into additional common shares at a price prior to expiry as stipulated by the transaction.

Warrants that are part of units are assigned a value based on the residual value, if any, and included in reserves.

As of February 1, 2021, the warrants were considered a derivative liability since the obligation to issue shares was not fixed in the Company’s functional currency. The derivative warrant liability was measured as fair value at issue with subsequent changes recognized in the consolidated statement of loss and comprehensive loss. A $9,743,659 warrant derivative loss was recorded in the consolidated statement of loss and comprehensive loss beginning February 1, 2021 when the Company changed its functional currency. As of September 30, 2023, the associated warrants have expired and the remaining balance of the warrant liability is $0.

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based payments and derivative financial assets (e.g. investments in warrants). Option pricing models require the input of subjective assumptions including expected price volatility, interest rates, and forfeiture rates. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

Share-based compensation

The Company grants stock options to acquire common shares of the Company to directors, officers, employees and consultants. An individual is classified as an employee when the individual is an employee for legal or tax purposes, or provides services similar to those performed by an employee.

The fair value of stock options is measured on the date of grant, using the Black-Scholes option pricing model, and is recognized over the vesting period. Consideration paid for the shares on the exercise of stock options is credited to capital stock.

VERSUS SYSTEMS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2023 (Expressed in United States dollars) (Unaudited)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

In situations where equity instruments are issued to non-employees and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at fair value of the share-based payment. Otherwise, share-based payments are measured at the fair value of goods or services received.

Revenue recognition

In general, the Company recognizes revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the Company, where there is evidence of an arrangement, when the selling price is fixed or determinable, and when specific criteria have been met or there are no significant remaining performance obligations for each of the Company’s activities as described below. Foreseeable losses, if any, are recognized in the year or period in which the loss is determined.

The Company earns revenue in three primary ways: 1) the sales of software-as-a-service (SAAS) from its interactive production software platform, 2) development and maintenance of custom-built software or other professional services, or 3) the sale of advertising.

The Company recognizes SAAS revenues from its interactive production sales over the life of the contract as its performance obligations are satisfied. Payment terms vary by contract and can be periodic or one-time payments.

The Company recognizes revenues received from the development and maintenance of custom-built software and other professional services provided upon the satisfaction of its performance obligation in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services. Performance obligations can be satisfied either at a single point in time or over time. For those performance obligations that are satisfied at a single point in time, the revenue is recognized at that time. For each performance obligation satisfied over time, the Company recognizes revenue by measuring the progress toward complete satisfaction of that performance obligation.

For revenues received from the sales of advertising, the Company is deemed the agent in its revenue agreements. The Company does not own or obtain control of the digital advertising inventory. The Company recognizes revenues upon the achievement of agreed-upon performance criteria for the advertising inventory, such as a number of views, or clicks. As the Company is acting as an agent in the transaction, the Company recognizes revenue from sales of advertising on a net basis, which excludes amounts payable to partners under the Company’s revenue sharing agreements.

The Company’s contracts with customers may include promises to transfer multiple products and services. For these contracts, the Company accounts for individual performance obligations separately if they are capable of being distinct and distinct within the context of the contract. Determining whether products and services are considered distinct performance obligations may require significant judgment. Judgment is also required to determine the stand-alone selling price, for each distinct performance obligation. As the Company’s performance obligations are satisfied within 12 months, the Company has elected the practical expedients under IFRS 15, which allows the Company not to record any significant financing component as a result of financing any of its arrangements and not to capitalize cost incurred to obtain a contract.

Deferred revenue

Revenue recognition of sales is recorded on a monthly basis upon delivery or as the services are provided. Cash received in advance for services are recorded as deferred revenue based on the proportion of time remaining under the service arrangement as of the reporting date.

VERSUS SYSTEMS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2023 (Expressed in United States dollars) (Unaudited)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign exchange

The functional currency is the currency of the primary economic environment in which the entity operates and has been determined for each entity within the Company. The functional currency for the Company and its subsidiaries is the United States dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates.

Foreign currency transactions in currencies other than the United States dollar are recorded at exchange rates prevailing on the dates of the transactions. Foreign currency transaction gains and losses are generally recognized in profit or loss and presented within gain (loss) on foreign exchange.

At the end of each reporting period, the monetary assets and liabilities of the Company and its subsidiaries that are denominated in foreign currencies are translated at the rate of exchange at the date of the statement of financial position. Non-monetary assets and liabilities that are denominated in foreign currencies are translated at historical rates. Revenues and expenses that are denominated in foreign currencies are translated at the exchange rates approximating those in effect on the date of the transactions. Foreign currency translation gains and losses are recognized in other comprehensive income and accumulated in equity within the currency translation reserve.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss) and represents the change in shareholders’ equity (deficit) which results from transactions and events from sources other than the Company’s shareholders. Comprehensive loss differs from net loss for the period ended September 30, 2023 due to the effects of foreign translation gains and losses. Comprehensive loss differs from net loss for the year ended December 31, 2022 due to the effects of foreign translation gains and losses.

4.	CHANGE IN FUNCTIONAL AND PRESENTATION CURRENCY

The Company changed its functional currency from the Canadian dollar (CAD) to the United States dollar (USD) as of February 1, 2021. The change in functional currency coincided with the January 2021 initial public offering and listing on the Nasdaq. Considering Versus’ business activities, comprised primarily of United States dollar revenue and expenditures as well as United States dollar denominated financings, management determined that the functional currency of the Company is the United States dollar. All assets, liabilities, share capital, and other components of shareholders’ equity (deficit) were translated into United States dollars at the exchange rate at the date of change. These changes have been accounted for prospectively. Concurrent with the change in functional currency, on February 1, 2021, the Company changed its presentation currency from the Canadian dollar to the United States dollar. This change in presentation currency is to better reflect the Company’s business activities, comprised primarily of United States dollar transactions. The condensed interim consolidated financial statements for all periods presented have been translated into the new presentation currency in accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates. The condensed interim consolidated statements of loss and comprehensive loss have been translated into the presentation currency using the average exchange rates prevailing during each quarterly reporting period. All assets and liabilities previously reported in Canadian dollars have been translated into United States dollars as at February 1, 2021 using the period-end noon exchange rates of 0.782 CAD/USD. As a practical measure, the comparative shareholders’ equity (deficit) balances were translated at the February 1, 2021 exchange rate of 1.2824 CAD/USD. All resulting translation exchange differences have been recognized within other comprehensive income in the foreign currency translation reserve. The effect of applying different exchange rates for the change in functional currency and presentation currency have been included as a reconciling item within the statement of changes in shareholders’ equity (deficit) as at February 1, 2021.

VERSUS SYSTEMS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2023 (Expressed in United States dollars) (Unaudited)

5.	RECEIVABLES

As of September 30, 2023, accounts receivable consists of customer receivables of $3,363 (net an allowance for doubtful accounts of $400) and GST receivable of $25,923. As of December 31, 2022, accounts receivable consists of customer receivables of $46,592 (net an allowance for doubtful accounts of $6,100) and GST receivable of $14,157.

6.	RESTRICTED DEPOSIT

As at September 30, 2023, restricted deposits consisted of $8,516 (December 31, 2022 - $8,489) held in a guaranteed investment certificate as collateral for a corporate credit card.

7.	PROPERTY AND EQUIPMENT

	Computers	Right of Use Asset	Total
	($)	($)	($)
Cost
At December 31, 2021	181,390	913,405	1,094,795
Additions	65,329	-	65,329
At December 31, 2022	246,719	913,405	1,160,124
Additions	-	-	-
Disposals	(192,361)	-	(192,361)
At September 30, 2023	54,358	913,405	967,763

Accumulated amortization
At December 31, 2021	113,079	654,771	767,850
Amortization for the period	39,667	179,766	219,433
At December 31, 2022	152,746	834,537	987,283
Amortization for the period	22,344	78,868	101,212
Disposals	(135,692)	-	(135,692)
At September 30, 2023	39,398	913,405	952,803

Carrying amounts
At December 31, 2021	68,311	258,634	326,945
At December 31, 2022	93,973	78,868	172,841
At September 30, 2023	14,960	-	14,960

On April 30, 2023, the Company vacated its leased office space in Los Angeles, CA in accordance with the termination of the lease. Upon vacating the office space, the Company sold or disposed of excess office furniture and equipment, including a majority of the Company’s computers that are no longer needed by the current workforce.

As of September 30, 2023, the Company operates using a fully remote workforce and does not have any long-term lease agreements for office space or other long-term assets. As such, the remaining right-of-use asset balance is $0.

8.	NON-CONTROLLING INTEREST IN VERSUS LLC

As of December 31, 2018, the Company held a 41.3% ownership interest in Versus LLC, a privately held limited liability company organized under the laws of the state of Nevada. The Company consolidates Versus LLC as a result of having full control over the voting shares. Versus LLC is a technology company that is developing a business-to-business software platform that allows video game publishers and developers to offer prize-based matches of their games to their players.

VERSUS SYSTEMS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2023 (Expressed in United States dollars) (Unaudited)

8.	NON-CONTROLLING INTEREST IN VERSUS LLC (continued)

On May 21, 2019, the Company acquired an additional 25.2% interest in Versus LLC in exchange for 38,268 common shares of the Company and 19,134 share purchase warrants. The common shares and the share purchase warrants were determined to have a fair value of $1,403,675 and $116,595, respectively. As a result, the Company increased its ownership interest to 66.5% and recorded the excess purchase price over net identifiable liabilities of $3,575,884 against reserves. The effect on non-controlling interest was a reduction of $2,053,199.

On June 21, 2019, the Company acquired an additional 0.3% interest in Versus LLC in exchange for 189 common shares of the Company and 95 share purchase warrants. The common shares and the share purchase warrants were determined to have a fair value of $6,906 and $2,527, respectively. As a result, the Company increased its ownership interest to 66.8% and recorded the excess purchase price over net identifiable assets of $26,448 against reserves. The effect on non-controlling interest was a reduction of $19,433.

On March 1, 2022, the Company acquired an additional 15.1% interest in Versus LLC in exchange for 11,441 common shares of the Company. The common shares were determined to have a fair value of $186,294. As a result, the Company increased its ownership interest to 81.9% and recorded the excess purchase price over net identifiable assets of $4,562,631 against reserves. The effect on non-controlling interest was a reduction of $4,376,337.

The following table presents summarized financial information before intragroup eliminations for the non-wholly owned subsidiary as of September 30, 2023 and September 30, 2022 and the nine month periods then ended:

	2023	2022
Non-controlling interest percentage	18.1%	18.1%
	($)	($)
Assets
Current	947,592	863,885
Non-current	1,646,934	3,083,039
	2,594,226	3,946,924

Liabilities
Current	170,543	752,003
Non-current	43,183,941	37,355,830
	43,354,484	38,107,833
Net liabilities	(40,760,259)	(34,160,909)
Non-controlling interest	(7,000,675)	(5,932,235)
Net loss	(3,411,858)	(7,621,560)
Net loss attributed to non-controlling interest	(401,588)	(1,686,991)

9.	ACQUISITION OF XCITE INTERACTIVE, INC.

A) Summary of the Acquisition

On June 3, 2021, the Company closed its acquisition of all the issued and outstanding common shares of Xcite Interactive Inc. (Xcite) in exchange for common shares of the Company. Pursuant to the terms of the acquisition, the Company acquired all the issued and outstanding Xcite common shares in consideration for the issuance of 0.0234 of a common shares of the Company for each Xcite common share. The Company issued a total of 100,461 common shares with a fair value of $10.7 million, based on the June 3, 2021 closing share price of $101.40. The Company issued an additional 2,917 shares on July 26, 2021, related to the Payment Protection Program (PPP) loan escrow account that was included in the Xcite debt at the time of the acquisition. In addition, $109,360 of cash was awarded to non-accredited investors of Xcite on June 3, 2021, and additional $2,865 on July 26, 2021.

VERSUS SYSTEMS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2023 (Expressed in United States dollars) (Unaudited)

9.	ACQUISITION OF XCITE INTERACTIVE, INC. (continued)

The acquisition was accounted for using the acquisition method pursuant to IFRS 3, “Business Combinations”. Under the acquisition method, assets and liabilities are measured at their estimated fair value on the date of acquisition with the exception of income tax, stock-based compensation, lease liabilities and ROU assets. The total consideration was allocated to the tangible and intangible assets acquired and liabilities assumed.

The following table summarizes the details of the consideration and the recognized amounts of assets acquired and liabilities assumed at the date of the acquisition.

B) Consideration

Common shares	$12,890,029
Cash	112,225
Working capital adjustment	(163,902)
PPP shares	346,031
Total Consideration	$13,184,383

Identifiable Assets Acquired and Liabilities Assumed
Cash	$27,124
Accounts Receivable	37,719
Property, Plant and Equipment	34,496
Intangible Assets	7,140,000
Other Assets	12,409
Accounts Payable and Accrued Liabilities	(524,853)
Other Liabilities	(123,171)
Total Identifiable Assets	$6,603,724
Goodwill	$6,580,659

Goodwill recognized was attributable to the synergies expected to be achieved. Goodwill was not deductible for tax purposes.

C) Impairment of Goodwill and Intangible Assets

The Company conducts an annual impairment analysis in accordance with IAS 36 Impairment of Assets. A number of factors influenced the performance of Xcite Interactive in 2022 and beyond, including reduced revenue projections, the time and cost involved in creating custom games, the departure of key Xcite employees, and the competitive landscape of the fan engagement industry. As a result, the Company engaged a third-party to conduct an impairment analysis as of December 31, 2022.

The analysis determined that the recoverable amount was $4,425,000 resulting in an impairment of $8,254,000. The goodwill balance of $6,580,660 was written down to $0. The additional impairment of $1,673,340 was attributed on a pro-rata basis to the intangible assets related the Xcite acquisition. These assets include customer relationships, tradename, and developed technology.

VERSUS SYSTEMS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2023 (Expressed in United States dollars) (Unaudited)

9.	ACQUISITION OF XCITE INTERACTIVE, INC. (continued)

D) Revenue and Profit Contribution

The acquired business contributed revenues of $216,296 and $770,251 for the nine month period ended September 30, 2023 and 2022, respectively.

10.	INTANGIBLE ASSETS

Intangible assets are comprised of a business-to-business software platform that allows video game publishers and developers to offer prize-based matches of their games to their players. The Company continues to develop new apps, therefore additional costs were capitalized during the nine month period ended September 30, 2023.

	Software	Customer Relationships	Tradename	Developed Technology	Total
Cost
At December 31, 2021	12,251,450	4,840,000	750,000	1,550,000	19,391,450
Additions	2,496,621	-	-	-	2,496,621
Impairments	-	(1,194,378)	(235,555)	(243,407)	(1,673,340)
At December 31, 2022	14,748,071	3,645,622	514,445	1,306,593	20,214,731
Additions	19,006	-	-	-	19,006
At September 30, 2023	14,767,077	3,645,622	514,445	1,306,593	20,223,737
Accumulated amortization
At December 31, 2021	9,614,894	345,715	-	58,333	10,218,942
Amortization	1,729,326	691,430	-	516,667	2,937,423
At December 31, 2022	11,334,220	1,037,145	-	775,000	13,156,365
Amortization	1,361,639	265,797	-	355,701	1,983,137
At September 30, 2023	12,705,859	1,302,942	-	1,130,701	15,139,502
Carrying amounts
At December 31, 2021	2,636,556	4,494,285	750,000	1,291,667	9,172,507
At December 31, 2022	3,403,851	2,608,477	514,445	531,593	7,058,366
At September 30, 2023	2,061,218	2,342,680	514,445	175,892	5,094,235

11.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The Company’s accounts payable and accrued liabilities are comprised of the following:

	September 30, 2023	December 31, 2022
	($)	($)
Accounts payable (Note 12)	44,339	138,276
Due to related parties (Note 12 and Note 14)	194,475	304,623
Accrued liabilities (Note 12)	24,747	79,113
	263,561	522,012

VERSUS SYSTEMS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2023 (Expressed in United States dollars) (Unaudited)

12.	NOTES PAYABLE – RELATED PARTY

During the nine month period ended September 30, 2023, the Company repaid $821,292 of principal. As at September 30, 2023, the Company had recorded $5,302 in accrued interest which was included in accounts payable and accrued liabilities.

During the year ended December 31, 2022, the Company repaid $64,550 of principal. As at December 31, 2022, the Company had recorded $23,456 in accrued interest which was included in accounts payable and accrued liabilities.

During the nine month period ended September 30, 2023, the Company recorded finance expense of $0 (December 31, 2022 - $60,770). As of September 30, 2023, all notes are fully accreted.

Amount ($)
Balance, December 31, 2021	2,786,183
Foreign currency adjustment	(177,690)
Repayments	(64,550)
Finance expense	60,770
Balance, December 31, 2022	2,604,713
Foreign currency adjustment	8,119
Repayments	(821,292)
Balance, September 30, 2023	1,791,540
Current	1,791,540
Non-current	0

13.	SHARE CAPITAL AND RESERVES

a) Authorized share capital

We are authorized to issue an unlimited number of Class A Shares. The Class A Shares do not have any special rights or restrictions attached. As of September 30, 2023, there were 338 Class A Shares issued and outstanding.

b)  Issued share capital

During the nine month period ended September 30, 2023, the Company:

i)	Issued 2,500,000 shares at a price of $0.90 per share for total proceeds of $2,250,000 in a registered direct offering. In connection with the offering, the Company incurred $226,544 in issuance costs as part of the transaction.

ii)	Issued 4,042,000 common shares pursuant to exercise of 4,042,000 warrants at a price of $1.10 per share for total proceeds of $4,446,200.

Escrow

At September 30, 2023, 21 common shares (December 31, 2022 – 21) of the Company are held in escrow due to misplaced share certificates originally issued to three individual shareholders.

VERSUS SYSTEMS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2023 (Expressed in United States dollars) (Unaudited)

13.	SHARE CAPITAL AND RESERVES (continued)

During the year ended December 31, 2022, the Company:

i)	Issued 291,667 units at a price of $24.00 per unit for total proceeds of $7,000,000. Each unit consisted of one common share and one warrant, to purchase one common share at $28.80 per share until February 28, 2027. In connection with the offering, the Company incurred $900,720 in issuance costs as part of the transaction.

ii)	Issued 11,441 shares, which were converted from Versus Holdco shares.

iii)	Issued 39,375 shares at a price of $22.20 per unit for total proceeds of $874,125 as a result of the underwriter exercising the overallotment.

iv)	Issued 4,196 shares related to the Xcite acquisition and the vesting of key employee shares.

v)	Issued 276,334 units at a price of $7.80 per unit for total proceeds of $2,155,195. The offering consisted of 140,000 common shares and 136,334 pre-funded warrants. In connection with the offering, the Company incurred $313,482 in issuance costs as part of the transaction.

vi)	Issued 412,293 shares at $2.72 per share in a private placement offering for total proceeds of $1,119,373.

vii)	Issued 2,100,000 units at a price of $1.00 per unit for total proceeds of $2,099,866. The offering consisted of 300,000 common shares and 1,800,000 pre-funded warrants. In connection with the offering, the Company incurred $522,460 in issuance costs as part of the transaction.

c) Stock options

The Company may grant incentive stock options to its officers, directors, employees, and consultants. The Company has implemented a rolling Stock Option Plan (the “Plan”) whereby the Company can issue up to 10% of the issued and outstanding common shares of the Company. Options have a maximum term of ten years and vesting is determined by the Board of Directors.

A continuity schedule of outstanding stock options is as follows:

	Number Outstanding	Weighted Average Exercise Price
		($)
Balance –December 31, 2021	129,451	63.60
Granted	104,520	6.19
Exercised	-	-
Forfeited	(6,183)	92.81
Balance –December 31, 2022	227,788	37.13
Granted	400,000	0.90
Exercised	-	-
Forfeited	(157,654)	25.47
Balance – September 30, 2023	470,134	10.21

VERSUS SYSTEMS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2023 (Expressed in United States dollars) (Unaudited)

13.	SHARE CAPITAL AND RESERVES (continued)

During the nine months ended September 30, 2023, 400,000 stock options were granted by the Company. During the nine months ended September 30, 2023, the Company recorded a share-based compensation adjustment of ($1,154,308) (September 30, 2022 - $1,255,588) relating to options forfeited as a result of the Company’s corporate restructuring in January 2023.

During the year ended December 31, 2022, 104,520 stock options were granted by the Company. During the year ended December 31, 2022, the Company recorded share-based compensation of $1,567,583 relating to options vested during the period.

The Company used the following assumptions in calculating the fair value of stock options for the period ended:

	September 30, 2023	December 31, 2022
Risk-free interest rate	3.93%	2.14% – 4.03%
Expected life of options	5.0 years	5.0 years
Expected dividend yield	Nil	Nil
Volatility	132.65%	96.90% – 112.40%

At September 30, 2023, the Company had incentive stock options outstanding as follows:

Expiry Date	Options Outstanding	Exercise Price	Weighted Average Remaining Life
		($)	(years)
April 2, 2024	6,877	37.80	0.50
June 27, 2024	417	38.40	0.75
September 27, 2024	15,418	67.95	1.00
October 22, 2024	834	60.45	1.08
July 24, 2025	8,873	44.70	1.83
July 31, 2025	8,761	44.70	1.83
August 10, 2025	833	44.70	1.92
June 1, 2026	3,788	105.60	2.67
June 29, 2026	700	84.75	2.75
August 19, 2026	23,990	63.00	2.92
May 10, 2027	230	11.85	3.67
August 17, 2027	51,465	6.00	3.92
September 20, 2027	2,240	3.45	4.00
February 13, 2028	345,708	0.90	4.50
	470,134	10.21	4.05

VERSUS SYSTEMS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2023 (Expressed in United States dollars) (Unaudited)

13.	SHARE CAPITAL AND RESERVES (continued)

d) Share purchase warrants

A continuity schedule of outstanding share purchase warrants is as follows:

	Number	Weighted Average Exercise Price
	Outstanding	($)
Balance – December 31, 2021	299,077	102.45
Exercised	-	-
Expired	(186,586)	96.30
Issued	5,166,044	3.42
Balance – December 31, 2022	5,278,535	5.74
Exercised	(4,042,000)	1.10
Expired	-	-
Issued	175,000	0.90
Balance – September 30, 2023(1)	1,411,535	18.44

(1)	Unit A warrant balance is 1,687,341 as of September 30, 2023; however, table above reflects 15:1 post-consolidated common shares to be issued and exercise price upon the exercise of the warrants.

During the nine month period ended September 30, 2023, the Company:

i)	Issued 175,000 placement agent warrants in conjunction with a registered direct offering on February 2, 2023, with an exercise price of $0.90 per share.

During the year ended December 31, 2022, the Company:

i)	Completed a public offering on February 28, 2022, and issued 291,669 units at a price of $24.00 per unit for total proceeds of $7,000,000. Each unit consisted of one common share and one warrant, to purchase one common share at $28.80 per share until February 28, 2027.

ii)	Issued 39,375 units on March 24, 2022, at a price of $22.20 per unit for total proceeds of $874,125 because the underwriter exercised its overallotment option. Each unit consisted of one common share and one warrant, to purchase one common share at $28.80 per share until February 28, 2027.

iii)	Issued 414,500 warrants on July 18, 2022, to purchase common shares, each exercisable for one common share at an exercise price of $7.80 per share in an offer to an investor.

iv)	Completed a public offering on December 9, 2022 and issued 2,100,000 units for total proceeds of $2,099,866. Each unit consists of (1) either (a) one common share or (b) one pre-funded warrant to purchase one common share and (2) two warrants to purchase one common share each, at a public offering price of $1.00 per unit. The unit will have an exercise price of $1.10 per share, are exercisable immediately upon issuance, and will expire five years following the date of issuance. An additional 220,500 warrants were provided to placement agents with an exercise price of $1.25 per share.

VERSUS SYSTEMS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2023 (Expressed in United States dollars) (Unaudited)

13.	SHARE CAPITAL AND RESERVES (continued)

The Company used the following assumptions in calculating the fair value of the warrants for the period ended:

September 30, 2023
Risk-free interest rate	4.13% - 4.49%
Expected life of warrants	2.58 – 4.67 years
Expected dividend yield	Nil
Volatility	132.78%
Weighted average fair value per warrant	$0.21

At September 30, 2023, the Company had share purchase warrants outstanding as follows:

Expiry Date	Warrants Outstanding	Exercise Price	Weighted Average Remaining Life
		($)	(years)
January 20, 2026(1)	112,491	112.50	2.33
February 28, 2027	331,044	28.80	3.42
December 6, 2027	220,500	1.25	4.17
December 9, 2027	158,000	1.10	4.17
January 18, 2028	414,500	7.80	4.33
February 2, 2028	175,000	0.90	4.42
	1,411,535	18.44	3.92

(1)	Unit A warrant balance is 1,687,341 as of September 30, 2023; however, the table above reflects 15:1 post-consolidated common shares to be issued and exercise price upon the exercise of the warrants.

VERSUS SYSTEMS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2023 (Expressed in United States dollars) (Unaudited)

14.	RELATED PARTY TRANSACTIONS

The following summarizes the Company’s related party transactions, not disclosed elsewhere in these condensed interim consolidated financial statements, during the nine months ended September 30, 2023 and 2022. Key management personnel includes the Chief Executive Officer (CEO), Chief Financial Officer (CFO) and certain directors and officers and companies controlled or significantly influenced by them.

Key Management Personnel

	2023	2022
	($)	($)
Short-term employee benefits paid or accrued to the CEO of the Company, including share-based compensation vested for incentive stock options and performance warrants.	263,477	267,542
Short-term employee benefits paid or accrued to the CFO of the Company, including share-based compensation vested for incentive stock options and performance warrants.	273,197	276,456
Short-term employee benefits paid or accrued to a member of the advisory board of the Company, including share-based compensation vested for incentive stock options and performance warrants.	54,518	172,094
Short-term employee benefits paid or accrued to the Chief Technology Officer of the Company, including share-based compensation vested for incentive stock options and performance warrants.	231,999	233,579
Short-term employee benefits paid or accrued to a Director of the Company, including share-based compensation vested for incentive stock options and performance warrants.	199,459	223,862
Short-term employee benefits paid or accrued to the Chief People Officer of the Company, including share-based compensation vested for incentive stock options and performance warrants.	179,959	156,709
Short-term employee benefits paid or accrued to other directors and officers of the Company, including share-based compensation vested for incentive stock options and performance warrants.	70,353	435,267
Total	1,272,962	1,765,508

Other Related Party Payments

Office sharing and occupancy costs of $56,542 during the nine months ended September 30, 2023 (December 31, 2022 - $64,741) were paid or accrued to a corporation that shares management in common with the Company.

Amounts Outstanding

a)	At September 30, 2023, a total of $194,475 (December 31, 2022 - $304,623) was included in accounts payable and accrued liabilities owing to officers, directors, or companies controlled by them. These amounts are unsecured and non-interest bearing (Note 11).

b)	At September 30, 2023, a total of $1,791,540 (December 31, 2022 - $2,604,713) of notes are payable to a director of the Company (Note 12).

VERSUS SYSTEMS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2023 (Expressed in United States dollars) (Unaudited)

15.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Financial risk management

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company’s financial instruments consist of cash, receivables, restricted deposit, accounts payable and accrued liabilities and notes payable.

The fair value of cash, receivables, accounts payable and accrued liabilities approximate their book values because of the short-term nature of these instruments.

Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its payment obligations. The Company has no material counterparties to its financial instruments with the exception of the financial institutions which hold its cash. The Company manages its credit risk by ensuring that its cash is placed with a major financial institution with strong investment grade ratings by a primary ratings agency. The Company’s receivables consist of goods and services due from customers and tax due from the Canadian government.

Financial instrument risk exposure

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes.

Liquidity risk

The Company’s cash is invested in business accounts which are available on demand. The Company has raised additional capital during the nine months ended September 30, 2023.

Interest rate risk

The Company’s bank account earns interest income at variable rates and the notes payable bear interest at the prime lending rate. The fair value of its portfolio is relatively unaffected by changes in short-term interest rates. A 1% change in interest rates would have no significant impact on profit or loss for the nine month period ended September 30, 2023.

Foreign exchange risk

Foreign currency exchange rate risk is the risk that the fair value of financial instruments or future cash flows will fluctuate because of changes in foreign exchange rates. The Company operates in Canada and the United States.

VERSUS SYSTEMS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2023 (Expressed in United States dollars) (Unaudited)

15.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

The Company was exposed to the following foreign currency risk as at September 30, 2023 and December 31, 2022:

	September 30, 2023	December 31, 2022
	($)	($)
Cash	1,148,437	245,858
Accounts payable and accrued liabilities	(87,810)	(93,630)
	1,060,627	152,228

As at September 30, 2023, with other variables unchanged, , a +/- 10% change in the United States dollar to Canadian dollar exchange rate would impact the Company’s net loss by $106,100 (December 31, 2022 - $15,200).

16.	Management of Capital

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company. Capital consists of items within equity (deficit). The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business. The Company is not subject to any externally imposed capital requirements.

The Company remains dependent on external financing to fund its activities. In order to sustain its operations, the Company will spend its existing cash on hand and raise additional amounts as needed until the business generates sufficient revenues to be self-sustaining. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

In order to maximize ongoing corporate development efforts, the Company does not pay out dividends. The Company’s investment policy is to keep its cash treasury invested in certificates of deposit with major financial institutions.

There have been no changes to the Company’s approach to capital management during the nine month period ended September 30, 2023.

VERSUS SYSTEMS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2023 (Expressed in United States dollars) (Unaudited)

17.	GEOGRAPHICAL SEGMENTED INFORMATION

The Company is engaged in three business activities, the live events business, which includes partnering with multiple professional sports franchises to drive in-stadium audience engagement; a software licensing business creating a recurring revenue stream; and a business-to-business software platform that allows video game publishers and developers to offer prize-based matches of their games to their players.

Details of identifiable assets by geographic segments are as follows:

	Restricted deposits	Deposits	Goodwill	Property and equipment	Intangible assets

September 30, 2023
Canada	$8,516	$-	$-	$-	$-
USA	-	-	-	14,960	5,094,235

	$8,516	$-	-	$14,960	$5,094,235

September 30, 2022
Canada	$8,388	$-	$-	$-	$-
USA	-	100,000	6,580,660	226,213	9,372,537

	$8,388	$100,000	6,580,660	$226,213	$9,372,537

18.	SUPPLEMENTAL CASH FLOW INFORMATION

	September 30, 2023	September 30, 2022
	($)	($)
Non-cash investing and financing activities:
Shares issued to acquire Holdco shares	-	11,441
Shares issued in connection with Xcite acquisition	-	4,196

VERSUS SYSTEMS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2023 (Expressed in United States dollars) (Unaudited)

19.	LEASE OBLIGATIONS AND COMMITMENTS

Lease Liabilities

$
Lease liabilities recognized as of January 1, 2022	367,884
Lease payments made	(260,184)
Interest expense on lease liabilities	20,860
Lease liabilities recognized as of January 1, 2023	128,560
Lease payments made	(131,576)
Interest expense on lease liabilities	3,016
0
Less: current portion	(0)
At September 30, 2023 – non-current portion	0

On August 1, 2015, the Company entered into a cost sharing arrangement agreement for the provision of office space and various administrative services. In May of 2018, the Company extended the cost sharing arrangement to July of 2022 at a monthly fee of CAD $7,000 plus GST per month.

On September 6, 2017, the Company entered into a rental agreement for office space in Los Angeles, California. Under the terms of the agreement the Company paid $17,324 per month commencing on October 1, 2017 until April 30, 2023.

On April 30, 2023, the Company vacated its leased office space in Los Angeles, CA in accordance with the termination of the lease. As of September 30, 2023, the Company operates using a fully remote workforce and does not have any long-term lease agreements for office space or other long-term assets. As such, the remaining right-of-use asset balance is $0.

20.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events after the balance sheet date of September 30, 2023 through November 14, 2023, the date the condensed interim consolidated financial statements were issued. Based upon its evaluation, management has determined that no subsequent events have occurred that would require recognition in the accompanying consolidated financial statements or disclosure in the notes thereto, except as follows:

1.	Subsequent to September 30, 2023, the Company paid CAD $386,828 in notes payable to director Brian Tingle in full satisfaction of notes maturing in October 2023.

2.	On October 17, 2023, the Company issued 13,043,490 shares at a price of $0.23 per share in a public offering. The gross proceeds to the Company from this offering are approximately $3,000,000, before deducting the placement agent's fees and other offering expenses payable by the Company.

3.	On October 31, 2023, the Company settled the remaining notes payable to director Brian Tingle and repaid CAD $1,857,532.